Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

October 28, 2019

To the Shareholders of

Industrial Property Trust Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 5,300,000 Shares of Class A common stock (the "Shares"), in Industrial Property Trust Inc. (the "Corporation"), for cash in the amount of $9.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated October 28, 2019, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Also, unlike typical secondary market sales, there are no commissions charged.

•The Corporation has suspended its Share Redemption Plan.

•There is no public market for the Shares, no public market is expected to develop, and there is no requirement that the Corporation ever create a liquidity event. Although the Corporation has entered into an agreement to be acquired by merger, such merger has numerous conditions including stockholder approval, the absence of material adverse effects on the Company, and other conditions that would permit the buyer to terminate the merger.

•Our offer provides the opportunity to GET CASH for your Shares PROMPTLY AND EASILY. There are no assurances regarding the approval of the merger, the timing, or the value of the total consideration to be received if the merger is approved and completed.

By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation last estimated its value per Share at $12.33 as of November 30, 2018, but also states that there is no assurance that a stockholder would realize such amount from a liquidation of the Corporation’s assets or another liquidity event. The Corporation currently estimates that the merger consideration would be net cash of approximately $12.54 per Share, and the Corporation would retain assets that the Corporation estimates would be worth $0.72 per Share.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on December 10, 2019.

Very truly yours,

Everest REIT Investors I, LLC